BP 4/1

09040611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pace Financial Services, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Fair Lakes Court
(No. and Street)

Fairfax (City) VA (State) 22033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Blanchard 703-539-1216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(Name – *if individual, state last, first, middle name*)

41 Middle St. (Address) Newburyport (City) MA (State) 2755 (Zip Code)

SEC Mail Processing Section

MAR 3 1 2009

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Pace Financial Services, LLC
Schedule I
Computation of Net Capital
December 31, 2008

Net Worth		$ 91,683
Less: Non-Allowable Assets		41,961
Net Capital (ANC)		$ 49,722
Minimum Net Capital Required 6 2/3%	22,022	
Minimum Dollar Net Capital Requirement	5,000	
Net Capital Requirement		22,022
Excess Capital		$ 27,700
Aggregate Indebtedness		$ 330,334
Ratio of Aggregate Indebtedness To Net Capital		6.64 to 1

See Accountant's Report and Accompanying Notes

Revised version
received 3/19/2009

A. Contractual securities commitments [3660]

B. Subordinated securities borrowings [3670]

C. Trading and investment securities:

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities [3734]

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]		
[3736C]	[3736D]		
[3736E]	[3736F]		
	0 [3736]	0 [3740]	

10. Net Capital — 49,722 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	22,022 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	22,022 [3760]
14. Excess net capital (line 10 less 13)	27,700 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	16,688 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 330,334 [3790]

OATH OR AFFIRMATION

I, Daniel I. Blanchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Financial Services, LLC, as of March 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH MARIE STEPHENSON
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
ID# 7130621
My Comm Expires 12/31/2011

Deborah Marie Stephenson
Notary Public

Signature

Managing Director / CCO
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*